January 27, 2012

Via EDGAR and Hand-Delivery

Mr. H. Roger Schwall

Assistant Director, Natural Resources

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re:	Matador Resources Company
Amendment No. 4 to Registration Statement on Form S-1
Filed January 19, 2012
File No. 333-176263

Dear Mr. Schwall:

On behalf of Matador Resources Company (the “Company”), we are submitting the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated January 26, 2012, with respect to the Company’s Amendment No. 4 to the Registration Statement on Form S-1, File No. 333-176263, filed with the SEC on January 19, 2012 (“Amendment No. 4”), which amended the Company’s Registration Statement filed with the SEC on August 12, 2011 (the “Registration Statement”), as previously amended.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”). For your convenience, we will hand deliver three full copies of Amendment No. 5, as well as three copies of Amendment No. 5 that are marked to show all changes made since the filing of Amendment No. 4.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the marked version of Amendment No. 5 unless otherwise specified.

Amendment No. 4 to Registration Statement on S-1

General

1.	Please make relevant updates with each amendment. For example, please update your disclosure in your Use of Proceeds section regarding your outstanding borrowings under your credit agreement.

Response: Although the Company does not believe such updates are material, in response to the Staff’s comment, the Company has updated certain disclosures in Amendment No. 5. Specifically, the “Prospectus Summary” (pp. 5, 6, 15, 18), “Use of Proceeds” (p. 49), “Capitalization” (p. 52), “Selected Historical Consolidated and Other Financial Data” (p. 55), “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (pp. 69, 75), and “Business” (pp. 91, 97) sections of Amendment No. 5 have been updated to reflect the additional $10.0 million of

Mr. H. Roger Schwall

January 27, 2012

borrowings received by the Company under its credit agreement on January 25, 2012. The dates related to the borrowing base and the interest rate applicable to outstanding borrowings have also been updated from December 30, 2011 and January 16, 2012, respectively, to January 27, 2012 although the amount of the borrowing base and the interest rate at January 27, 2012 have not changed from December 30, 2011 and January 16, 2012, respectively. The Company has also provided updates to the “Principal and Selling Shareholders” table and certain other disclosures in Amendment No. 5. The Company did not update other disclosures made as of December 30, 2011, January 13, 2012 and January 16, 2012 because such disclosures remain correct due to no significant changes in circumstances related thereto.

Registration Fee Table

2.	Please revise to calculate the proposed maximum aggregate offering price based on the high end of the price range set forth on the cover page, and pay the additional filing fee. See Rule 457(o) and Section 6(b)(1) of the Securities Act of 1933.

Response: In response to the Staff’s comment, the Company has revised the registration fee table to calculate the proposed aggregate offering price based on the high end of the range set forth on the cover page and has paid an additional $1,757.20 in conjunction with the filing of Amendment No. 5.

Exhibits

3.	Please file the lock-up agreements referenced in your filing. See prior comment 5 in our letter dated September 9, 2011.

Response: In response to the Staff’s comment, the Company has filed as Exhibit 10.35 to Amendment No. 5 the Form of Lock-up Agreement entered into with certain directors, officers and shareholders of the Company. In addition, the Company has filed as Exhibit 10.36 to Amendment No. 5 the Form of Lock-up Agreement entered into with certain shareholders advised by Wellington Management Company.

Enclosed herewith is a statement from the Company regarding (i) the responsibility of the Company for the adequacy and accuracy of the disclosure in the filings; (ii) the fact that the Staff’s comments or changes in disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the fact that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

Please let me know if the responses are acceptable. You can reach me at 214.651.5119.

Very truly yours,

/s/ W. Bruce Newsome

W. Bruce Newsome

Direct Phone Number: 214.651.5119

Direct Fax Number: 214.200.0636

Bruce.newsome@haynesboone.com

cc:	Joseph Wm. Foran

David E. Lancaster

Doug Berman

Daryl Robertson

Matador Resources Company

One Lincoln Centre

5400 LBJ Freeway, Suite 1500

Dallas, Texas 75240

January 27, 2012

Mr. H. Roger Schwa11

Assistant Director Natural Resources

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:     Matador Resources Company

  Amendment No. 4 to Registration Statement on Form S-1

  Filed January 19, 2012

  File No. 333-176263

Dear Mr. Schwall:

In conjunction with the responses to the letter dated January 26, 2012, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings, Matador Resources Company (the “Company”) hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

Matador Resources Company

By:	/s/ Nathan Pekar
Name: Title:	Nathan Pekar Business Development Manager and General Counsel